Annual Report

Cover Page

Name of issuer:

Beautiful Game, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: TN

Date of organization: 10/25/2018

Physical address of issuer:

1307 Carter Street
Chattanooga TN 37402

Website of issuer:

http://www.chattanoogafc.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

14

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,528,214.00	$412,434.00
Cash & Cash Equivalents:	$1,050,059.00	$37,461.00
Accounts Receivable:	$119,108.00	$18,732.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$1,000,000.00
Revenues/Sales:	$1,105,907.00	$1,234,799.00
Cost of Goods Sold:	$889,734.00	$535,526.00
Taxes Paid:	$2,439.00	$10,261.00
Net Income:	($1,412,242.00)	($885,624.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Beautiful Game, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Davis Grizzard	President & CEO	SageHill Investors	2020
Casey Hammontree	Investment Manager	Resolute Capital Partners	2022
Jamion Williams	Technical	Blue Cross Blue Shield	2021
Thomas Clark	FTC Development	Director of Development	2018
Sheldon Grizzle	Real Estate Developer	Thousand Hill Company	2018
Paul Rustand	Designer	Widgets and Stone, LLC	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Davis Grizzard	CEO	2020
Casey Hammontree	Treasurer	2022
Sheldon Grizzle	Secretary	2018
Paul Rustand	President	2018
Paul Rustand	Chairman	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Competition. The Club faces competition from another team that plays in Chattanooga. Although the club feels strongly that its fan loyalty will sustain its business model, there is a risk of lower attendance and revenue due to the competition from the new club.

Stadium Lease Terms. The Company leases the use of a stadium; it does not own its own stadium. The current lease is a 3 year commitment with an option for a 1 year extension through the 2025 season. While the team's lease is a significant source of revenue for the stadium, there is no guarantee that the lease will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease expire or should the Company and the stadium fail to come to agreement, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, cost-effective lease terms or revenue stream opportunities.

Company has a limited operating history. Company was incorporated in October 2018 and has been operating since May 2009. The Company was initially operated on a volunteer basis and only recently hired staff. Prior to the hiring of an executive, the Company was profitable. Since the hiring of a full time executive, the Company has not consistently produced a profit. There is no assurance that the Company will ever produce significant or any profit. As a relatively new enterprise, the Company are likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected.

Company has incurred losses and may incur future losses. The Company has had years of profitability and years of losses. The Company expect to experience losses from operations for some time during this transition to a new league. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have an operating history, greater financial resources, management experience and market share than the Company have. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not be profitable if it cannot compete successfully with other businesses.

The Company depends on the services of key employees, whose knowledge of semi-pro and professional soccer would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability, although this is mitigated by significant skill redundancies among the founders. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company lose the services of these people and the Company are not able to attract and retain qualified replacements.

Control of the Company. Control of the Company and all of its operations are, and will remain, solely with its (Officers, Directors, Managers). Investors must rely upon the judgment and skills of such persons.

Unfavorable weather, earthquakes and other natural disasters could impact the Company's success. The Company intends to build/has built its project in a geographic area which is exposed to earthquakes, weather-related problems, and other natural disasters. Such disasters could cause damage to the project; interrupt power supplies; hamper delivery of water to or from the plant; or otherwise lead to a loss of revenue or an increase in costs to the Company.

The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fail to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

Small Management Team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Board of Directors are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Units	0	0	No
Class A Units	53,349.79217	53,349.79217	Yes
Class S Units	20,000	6,972	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	0

24. Describe the material terms of any indebtedness of the issuer:

As of December 31, 2021, the company has $1,000,000 in bridge loans from owners at a zero percent interest rate. There were no loans outstanding as of December 31, 2022.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2018	Regulation D, Rule 506(b)	Common stock	$200,000	General operations

12/2018	Regulation D, Rule 506(b)	Common stock	$447,956	General operations
1/2020	Regulation D, Rule 506(b)	Preferred stock	$605,000	General operations
4/2022	Regulation D, Rule 506(b)	Preferred stock	$3,528,700	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

For the first time in America, a soccer club offers fans true ownership.

As Chattanooga Football Club enters a new era of growth, we're inviting you to invest in our future and own part of the team. By selling equity shares, we're expanding our commitment to Chattanooga and our fans, so that when Chattanooga Football Club wins, we all win. We are leading the way in American soccer, creating a sustainable model that's better for players, fans, and communities.

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

Milestones

Beautiful Game, Inc. was incorporated in the State of Tennessee in October 2018.

Since then, we have:

- This is a limited opportunity to own an equity stake in Chattanooga Football Club. Supporter shares are limited to 8,000. This is real equity with real rights—each share comes with life-long voting rights and special owner privileges.
- We have inspired dozens of community-based clubs throughout the United States, giving them hope that soccer can thrive in places we never thought possible. A successful raise will set an example and pave the way for other clubs and cities across America.
- By becoming an owner, you're not just investing in the local soccer community, as shareholder of a benefit corporation, you're buying a piece of U.S. soccer history.
- You can buy a share for yourself, your family, or your friends. For kids, team ownership is a gift that lasts a lifetime.
- Chattanooga Football Club shares have financial rights and come with voting privileges, investor updates, and special owner perks.
- We are well-established. Our loyal fan base has drawn the highest total attendance in the National Premier Soccer League over the last ten years—averaging more than 4,000 fans per game in 2017. We have set many amateur soccer attendance records, includin

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $1,105,907 compared to the year ended December 31, 2021, when the Company had revenues of $1,234,799. Our gross margin was 19.55% in fiscal year 2022, compared to 56.63% in 2021.
- *Assets.* As of December 31, 2022, the Company had total assets of $1,528,214, including $1,050,059 in cash. As of December 31, 2021, the Company had $412,434 in total assets, including $37,461 in cash.
- *Net Loss.* The Company has had net losses of $1,412,242 and net losses of $885,624 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $1,000,000 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $4,781,656 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Beautiful Game, Inc. cash in hand is $592,000, as of March 2023. Over the last three months, revenues have averaged $148,000/month, cost of goods sold has averaged $21,000/month, and operational expenses have averaged $24,300/month, for an average net margin of $102,700 per month. Our intent is to be profitable in 4 months.

In January 2023, the club hosted a Major League Soccer team and saw the biggest ticket revenue day in the club's history.

The Club revenues will be close to or exceed $500,000 in the next six months. Ticket sales, both single game and annual passes, will account for half of the revenue earned. The remaining will be earned primarily through corporate sponsors as well as merchandise sales.

The Club is currently not profitable and is on track to finish this year with a loss of approximately $500,000. The Club aims to be at a breakeven point within the

next five calendar years.

The Clubs board members and primary owner are committed to moving the Club forward to a sustainable future.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Davis Grizzard, certify that:

(1) the financial statements of Beautiful Game, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Beautiful Game, Inc. included in this Form reflects accurately the information reported on the tax return for Beautiful Game, Inc. filed for the most recently completed fiscal year.

Davis Grizzard
President & CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://chattanoogafc.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities, or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Casey Hammontree
- Davis Grizzard
- Jamion Williams
- Paul Rustand
- Sheldon Grizzle
- Thomas Clark

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Chattanooga FC Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Casey Hammontree
- Davis Grizzard
- Jamion Williams
- Paul Rustand
- Sheldon Grizzle
- Thomas Clark

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Beautiful Game, Inc.

By

Davis Grizzard

Owner and Interim CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Thomas Clark
Board of Directors
4/25/2023

Paul Rustand
Chairman of the Board of Directors
4/25/2023

Jamion Williams
Supporter-Shareholder Representative
4/25/2023

Davis Grizzard
Owner and Interim CEO
4/25/2023

(INVITE ANOTHER PERSON TO SIGN)